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   As filed with the Securities and Exchange Commission on December 1, 1998.

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       ___________________________________

                                   FORM 8-A
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             Citation Corporation
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            (Exact name of registrant as specified in its charter)

               Delaware                                     63-0828225
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        (State of Incorporation)           (I.R.S. Employer Identification No.)

        2 Office Park Circle, Suite 204
        Birmingham, Alabama                                    35223
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(Address of principal executive offices)                    (Zip Code)


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If this Form relates to the registration        If this Form relates to the
of a class of securities pursuant to Section    registration of a class of
12(b) of the Exchange Act and is effective      securities pursuant to Section
pursuant to General Instruction A.(c),          12(g) of the Exchange Act and is
please check the following box. [ ]             effective pursuant to General
                                                Instruction A.(d), please check
                                                the following box.  [x]

Securities Act Registration Statement File Number to which this Form relates:

                                                            Not Applicable
                                                       -----------------------
                                                            (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                     Name of Each Exchange on Which
      to be so Registered                     Each Class is to be Registered

-----------------------------                 ------------------------------
          None                                         Not Applicable


Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
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                               (Title of Class)

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                               (Title of Class)
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

INTRODUCTION

     On November 25, 1998, the Board of Directors of Citation Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Shares"). The dividend is payable on December 7, 1998 (the "Record Date") to the stockholders of record on that date. The description and terms of the Rights are set forth in an Agreement (the "Agreement") between the Company and The Bank Of New York, as Rights Agent (the "Rights Agent").

PURCHASE PRICE

     Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of the Company's Series A Junior Participating Preferred Stock, without par value (the "Preferred Stock"), at a price of $45.00 per one one-hundredth of a Preference Share (the "Purchase Price"), subject to adjustment.

PREFERRED STOCK

     Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each share of Preferred Stock will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     The value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should, because of the nature of the Preferred Stock's dividend, liquidation and voting rights, approximate the value of one Common Share.

FLIP-IN

     In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person"), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares (or, under certain circumstances, an economically equivalent security such as the Preferred Stock) having a market value of two times the exercise price of the Right.

     Existing holdings of 15% or more of the Company's Common Shares by persons who are deemed to own directly such shares will not cause the Rights to be exercisable, or entitle the holders of Rights to purchase additional shares of the Company or any other entity, unless such holder acquires additional shares. Also, existing holdings of 15% or more of the Company's Common Stock by persons who are deemed to own indirectly such shares will not cause the rights to be exercisable, or entitle the holders of Rights to purchase additional shares of the Company or any other entity, unless such holder acquires additional shares or converts any of such holder's holdings from indirect to direct beneficial ownership.

FLIP-OVER

     If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

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TRANSFER AND DETACHMENT

     Until the Distribution Date (as defined below), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of the certificates representing Common Shares will also constitute transfer of these Rights.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

DISTRIBUTION DATE

     The Distribution Date is the earlier of

     (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares; or

     (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

EXERCISABILITY

     The Rights are not exercisable until the Distribution Date. The Rights will expire on December 7, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

ADJUSTMENTS

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Stock. The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.


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EXCHANGE

     At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a share of Preferred Stock (subject to adjustment).

REDEMPTION

     At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

AMENDMENTS

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

RIGHTS AND HOLDERS

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

ANTI-TAKEOVER EFFECTS

        The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Board of Directors. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $0.01 per Right at any time on or prior to the tenth day following the Distribution Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

FURTHER INFORMATION

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached as Exhibit 4.1 to this Registration Statement on Form 8-A and which is hereby incorporated herein by reference.

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ITEM 2 EXHIBITS.

       Exhibit No.        Description


        4.1 Rights Agreement, dated as of November 25, 1998, 1998, between the Company and The Bank Of New York, which includes the form of Certificate of Amendment to the Certificate of Incorporation setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit A, Right Certificate as Exhibit B and the Summary of Rights to Purchase shares of Preferred Stock as Exhibit C.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 1998

                              CITATION CORPORATION


                              By:/s/ Frederick F. Sommer
                                 -----------------------------------------------
                                 Frederick F. Sommer
                                 President and CEO

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